

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 17, 2017

Stacy McLaughlin
Chief Financial Officer
Willdan Group, Inc.
2401 East Katella Avenue, Suite 300
Anaheim, CA 92806

>   **Re: Willdan Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 30, 2016**
>   **Filed March 10, 2017**
>   **File No. 001-33076**

Dear Ms. McLaughlin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: John-Paul Motley, Esq.